FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated April 25, 2005 (“Connex And RIM TO Offer BlackBerry In Romania") News Release dated April 25, 2005 (“Orange Romania And Research In Motion To Introduce BlackBerry In Romania")	Page No 2 3

Document 1

April 25, 2005

FOR IMMEDIATE RELEASE

Connex And RIM To Offer BlackBerry In Romania

Bucharest, Romania and Waterloo, Canada — Connex and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry®, a leading wireless platform, to mobile customers in Romania. BlackBerry will operate on Connex’s GSM/GPRS network in Romania and international roaming will be supported in countries where Connex has GPRS roaming agreements in place.

BlackBerry provides always-on, push-based, mobile access to e-mail and other communications and information for both individual and corporate customers. The BlackBerry 7290 Wireless Handheld™ will enable Connex’s subscribers to access e-mail, phone, text messaging, Internet browser, organizer and corporate data applications via a single, integrated device. The high-resolution color screen displays crisp images with support for more than 65,000 colors, offering superior battery life for optimal wireless performance. With BlackBerry, users can easily and remotely manage their e-mail, appointments and contacts and access corporate applications while on the go.

“BlackBerry is a proven solution and we are pleased to be working with RIM to include this powerful communications tool in our current solutions portfolio,” said Ken Campbell, Chief Marketing Officer at Connex. “Romania has a rapidly growing enterprise sector and we are committed to introducing innovative products to enhance the business and personal communications of mobile professionals. By using BlackBerry from Connex, subscribers will have easy access to communications and information while away from their desk.”

“The popularity of BlackBerry is growing rapidly around the world, and we are very pleased to work with Connex to introduce BlackBerry to its customers,” said Don Morrison, Chief Operating Officer at Research In Motion. “Well over two million people are already enjoying the BlackBerry experience today and we expect Connex customers will also be very impressed with the power and freedom of wireless connectivity via BlackBerry.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further information will be available at a later date.

_________________

About Connex

Connex leads the mobile communications market in Romania with over 4.910.000 customers, as of December 31, 2004. Connex is a trademark of MobiFon S.A., a subsidiary of Telesystem International Wireless Inc. (NASDAQ:TIWI; TSX: TIW). Connex’s major shareholders are Telesystem International Wireless (TIW), Canada, and Vodafone, UK.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Connex (MobiFon)
Dana Berceanu
Dana.Berceanu@connex.ro

Research In Motion
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Hotwire PR for RIM, Europe/Middle East/Africa
+44 207 608 2500

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 25, 2005

FOR IMMEDIATE RELEASE

Orange Romania And Research In Motion To Introduce BlackBerry In Romania

Bucharest, Romania and Waterloo, Canada — Orange Romania and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce the BlackBerry® wireless platform to customers in Romania. Orange Romania will initially launch the BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™ v4.0.

With BlackBerry, Orange is broadening its range of mobile business solutions and making it easier, faster and more efficient to work while away from the office. Orange Romania’s customers will be able to enjoy secure, always-on access to email, phone, text messaging, organizer, Internet browser and corporate data applications via the BlackBerry 7290™, operating on Orange Romania’s GPRS network.

BlackBerry “push” technology enables e-mail and data to be automatically delivered to the wireless handheld without the need to dial in or proactively retrieve information. Users can compose, receive, forward or reply to emails as well as read and forward attachments in formats such as Microsoft Word, Excel, PowerPoint, Adobe PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

“We are extremely pleased to announce our partnership with Research In Motion. The BlackBerry solution will revolutionize the way we communicate and do business, by providing Orange customers with a single device that combines the efficiency and features of a mobile phone with the benefits of wireless email and a platform for corporate data applications. Ultimately, we aim to make our customers’ lives easier, anytime, anywhere. We plan to offer BlackBerry to Orange subscribers in Romania before the end of June,” said Yves Gauthier, Deputy CEO at Orange Romania.

Don Morrison, Chief Operating Officer at RIM said: “The BlackBerry wireless solution has already proven to be effective, reliable and popular with many customers in other countries around the world. We are now very pleased to expand our relationship with Orange and we look forward to extending the reach of BlackBerry, together with Orange Romania.”

The BlackBerry 7290 is a quad-band mobile handset (850, 900, 1800 and 1900 MHz). Its QWERTY keyboard and simplified navigation enable easy and intuitive handling. The 240 x 160 pixel screen displays over 65,000 colours and Bluetooth® support makes it possible to use a wireless headset or car kit for hands-free calls.

BlackBerry Enterprise Server v4.0 offers many advanced features for both users and IT departments. The BlackBerry solution can be integrated with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and enables standards-based, wireless access to other back-end corporate applications such as ERP and CRM. It also supports advanced security standards (including AES and Triple DES).

— more —

Orange Romania will also offer BlackBerry Internet Service™, which allows individuals and smaller businesses to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further information will be available at a later date.

_________________

About Orange Romania

Orange is leader of the Romanian telecommunications market with over 5 million customers and is part of the Orange Group — one of the world’s largest mobile communications companies with operations in 16 countries across Europe and beyond and with over 54 million customers worldwide.

Orange Romania offers a full range of communication services: voice, data, SMS, MMS, WAP, e-mail, GPRS, EDGE, wireless IP, WiFi, USSD etc. Orange is the only operator in Romania that offers video services on the mobile phone, including live-TV.

Orange Romania has the widest network coverage and excellent performance in customer care services. Orange has roaming agreements with 245 operators from 112 countries, 34 operators in 19 countries offer roaming for Orange PrePay users and 39 operators in 19 countries for GPRS. Orange is about passion for delivering a better future today by living up to our values and providing the most simple and intuitive personal communication experience imaginable.

Orange means more than technology, mobile telephony or GSM networks, it is a brand created in order to support communication among people and bring value in the communities where it operates. Orange has a group-wide corporate social responsibility strategy, which aims to ensure that we manage our business responsibly.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Orange Romania
Amalia Fodor
Amalia.Fodor@orange.ro

Research In Motion
Media Contacts
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Hotwire PR for RIM, Europe/Middle East/Africa
+44 207 608 2500

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 25, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller